SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))

RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
RAMIUS NAVIGATION MASTER FUND LTD
RAMIUS OPTIMUM INVESTMENTS LLC
COWEN OVERSEAS INVESTMENT LP
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
COWEN GROUP, INC.
RCG HOLDINGS LLC
RAMIUS LLC
C4S & CO., L.L.C.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$147,786,057.50	$10,537.15
_______________
*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 34,773,190 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $4.25 (the purchase price per share offered by Offeror).  Such number of shares of common stock represents 38,588,190 shares issued and outstanding as of August 5, 2010 less 3,815,000 shares of common stock already owned by Ramius Value and Opportunity Advisors LLC, its affiliates and its subsidiaries.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,537.15
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	September 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 5 to Schedule TO (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2010, as amended by Amendment No. 1 to Schedule TO filed on September 20, 2010, Amendment No. 2 to Schedule TO filed on September 21, 2010, Amendment No. 3 to Schedule TO filed on September 30, 2010 and by Amendment No. 4 to the Schedule TO filed on October 12, 2010 (collectively, the “Schedule TO”), by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), and certain of its affiliates, Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, Cowen Group, Inc., RCG Holdings LLC, Ramius LLC and C4S & Co., L.L.C., relating to the offer by Purchaser (the “Offer”) to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share, together with the associated preferred stock purchase rights (the “Rights,” and together with such shares, the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation, at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 15, 2010, and in the related Letter of Transmittal (the “Letter of Transmittal”), each of which may be amended or supplemented from time to time.  This Amendment No. 5 is being filed on behalf of Ramius and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 5. This Amendment No. 5 should be read together with the Schedule TO.

The safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements Ramius or Purchaser may make in connection with the Offer.

ITEMS 1 THROUGH 9; ITEM 11.

The Offer to Purchase is hereby amended as follows:

Section 12 – “Source and Amount of Funds”

The fifth paragraph under Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is hereby deleted:

The information set forth in the Offer to Purchase under Section 12 (“Source and Amount of Funds”) is hereby amended to add immediately after the seventh paragraph of Section 12:

                On October 12, 2010, Ramius and RP entered into an amendment to the commitment letter (the “Commitment Letter Amendment”) in order to modify the circumstances under which RP may terminate its commitment to provide the RP Financing. The Commitment Letter Amendment provides that RP may terminate the commitment if Ramius or Purchaser amends or waives (a) the Section 203 Condition, the Impairment Condition, the Minimum Cash Balance Condition, or the HSR Condition, (b) the Minimum Tender Condition unless (I) the Minimum Tender Condition is not decreased to be less than a majority of the total number of then-outstanding Shares, calculated on a fully diluted basis, (II) consummation of the Offer will not result in any Rights being exercisable and (III) such amendment or waiver would not cause RP’s commitment to purchase notes from Ramius to violate applicable law, (c) the conditions to the Offer contained in paragraphs (a) through (f), (i) and (j) of Section 14 of this Offer to Purchase, and (d) any provision or any term of the Offer that would cause RP’s purchase of the notes for the RP Financing to violate applicable law. In addition, the Commitment Letter Amendment modified the proposed terms of the RP Financing to provide a covenant that Purchaser will not create or permit a lien or other security interest on any of its assets including any Shares it acquires in the Offer and to remove the proposed covenant that RP would be granted a first priority perfected lien on, and security interest in, all of the Shares acquired in the Offer and, following the closing of the Proposed Merger, all assets of Cypress.

ITEM 12.                      EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(b)(2) Amendment to Commitment Letter, dated as of October 13, 2010, between Ramius Value and Opportunity Advisors LLC and Royalty Pharma Finance Trust.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of October 13, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS V&O ACQUISITION LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Summary Advertisement published on September 15, 2010.*
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.*
(a)(5)(B)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010. *
(a)(5)(C)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 21, 2010.*
(a)(5)(D)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 30, 2010. *
(a)(5)(E)	Content of www.tenderforcypressbio.com. *
(a)(5)(F)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated October 11, 2010.*
(b)(1)	Commitment Letter, dated as of September 14, 2010, among Ramius Value and Opportunity Advisors LLC and RP Management, LLC.*
(b)(2)	Amendment to Commitment Letter, dated as of October 13, 2010, between Ramius Value and Opportunity Advisors LLC and Royalty Pharma Finance Trust.†
(d)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.
* Previously filed with the Schedule TO.
† Filed herewith.